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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 7)


                           FIRST MERCHANTS CORPORATION

                           Common Stock, No Par Value


                            CUSIP Number:  320817109




*The remainder of this cover page shall be filed out for a reporting person's initial filling on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                        (CONTINUED ON FOLLOWING PAGE[S])


                                Page 1 of 4 Pages

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CUSIP No. 320817109                                            Page 2 of 4 Pages


1.   Names of Reporting Persons; S.S. or I.R.S. Identification Nos. of Above
     Persons:

          GEORGE AND FRANCES BALL FOUNDATION

2.   Check the Appropriate Box if a Member of a Group.

          (a)  / /            (b)  / /

3.   SEC Use Only


4.   Citizenship or Place of Organization:

          INDIANA


  Number of    5.   Sole Voting Power:       293,720
   Shares
Beneficially   6.   Shared Voting Power:         -0-
    Owned
   by Each     7.   Sole Dispositive Power:  293,720
  Reporting
 Person With   8.   Shared Dispositive Power:    -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person.

          293,720

10.  Check if the Aggregate Amount in Row 9 Excludes Certain
     Shares.


11.  Percent of Class Represented by Amount in Row 9

          4.4%

12.  Type of Reporting Person

          EP

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                                                               Page 3 of 4 Pages

ITEM 1(a)      NAME OF ISSUER.

               First Merchants Corporation

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

               200 East Jackson Street
               Muncie, IN  47305

ITEM 2(a).     NAME OF PERSON FILING.

               George and Frances Ball Foundation

ITEM 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
               RESIDENCE.

               P. O. Box 1408
               Muncie, IN  47308

ITEM 2(c).     CITIZENSHIP.

               Indiana

ITEM 2(d).     TITLE OF CLASS OF SECURITIES.

               Common Stock, No Par Value

ITEM 2(e).     CUSIP NO.

               320817109

ITEM 3.        Not Applicable

ITEM 4.        OWNERSHIP.

               As of December 31, 1996, the reporting person beneficially owned 293,720 shares, or 4.4%, of the Issuer's 6,603,319 outstanding shares of common stock, all of which the reporting person has the sole power to vote and dispose.

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                                                               Page 4 of 4 Pages

ITEM 5.        OWNERSHIP OF FIVE PERCENT (5%) OR LESS OF A CLASS.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].


ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT (5%) ON BEHALF
               OF ANOTHER PERSON.

               Not Applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ASSIGNED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

               Not Applicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

               Not Applicable.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP.

               Not Applicable.

ITEM 10.       CERTIFICATION.

               Not Applicable

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                              Date:  February   1  , 1997
                                              -----

                              GEORGE AND FRANCES BALL FOUNDATION


                              By: /s/ Douglas J. Foy
                                  ------------------------------

                              Printed Name: Douglas J. Foy
                                            --------------------

                              Title: Treas.
                                     ---------------------------